Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended
Deemed filed under Rule 14a-6 under the
Securities Exchange Act of 1934, as amended

Filer: Alpha Natural Resources, Inc.
Subject Company: Alpha Natural Resources, Inc.
Exchange Act File Number of
Subject Company: 1-32423

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995
A number of the matters discussed in this document are not historical or current facts and deal with potential future circumstances and developments, in particular, information regarding the merger of Cliffs Natural Resources Inc. (“Cliffs”) and Alpha Natural Resources, Inc. (“Alpha”), including expected synergies resulting from the merger, combined operating and financial data of Cliffs and Alpha, and whether and when the transactions contemplated by the merger agreement will be consummated. The discussion of such matters is qualified by the inherent risks and uncertainties surrounding future expectations generally and also may materially differ from actual future experience involving any one or more of such matters. Such risks and uncertainties include: the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the failure to obtain governmental approvals of the transaction on the proposed terms and schedule, and any conditions imposed on the new company in connection with consummation of the merger; the failure to obtain approval of the merger by the shareholders of Cliffs and stockholders of Alpha and the failure to satisfy various other conditions to the closing of the merger contemplated by the merger agreement; and the risks that are described from time to time in Cliffs’ and Alpha’s respective reports filed with the Securities and Exchange Commission (the “SEC”), including each company’s annual report on Form 10-K for the year ended December 31, 2007. This document speaks only as of its date, and Cliffs and Alpha each disclaim any duty to update the information herein.

Additional Information and Where to Find It
In connection with the proposed merger, Cliffs has filed with the SEC a Registration Statement on Form S-4 (File No. 333-152974), as amended, that includes a definitive joint proxy statement of Alpha and Cliffs that also constitutes a final prospectus of Cliffs. Alpha has mailed the joint proxy statement/prospectus to its stockholders. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED BY ALPHA AND CLIFFS WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. You may obtain a free copy of the joint proxy statement/prospectus and other related documents filed by Alpha and Cliffs with the SEC at the SEC’s website at www.sec.gov. The joint proxy statement/prospectus and the other related documents filed by Cliffs may also be obtained for free by accessing Cliffs’ website at www.cliffsnaturalresources.com and clicking on the “For Investors” link and then clicking on the link for “SEC Filings”. The documents relating to the proposed merger filed by Alpha may also be obtained for free by accessing Alpha’s website at www.alphanr.com by clicking on the link for “Investor Relations” and then clicking on the link for “SEC Filings”.

Participants in Solicitation
Alpha, Cliffs and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Cliffs shareholders or Alpha stockholders, as applicable, in favor of the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Cliffs shareholders or Alpha stockholders, as applicable, in connection with the proposed merger are set forth in the joint proxy statement/prospectus contained in the Registration Statement on Form S-4 (File No. 333-152974), as amended, filed by Cliffs with the SEC relating to the proposed merger. You can find information about Cliffs’ executive officers and directors in this joint proxy statement/prospectus contained in the Registration Statement on Form S-4 relating to the merger filed by Cliffs with the SEC and in Cliffs’ definitive proxy statement filed with the SEC on March 26, 2008. You can find information about Alpha’s executive officers and directors in Alpha’s definitive proxy statement filed with the SEC on March 27, 2008. You can obtain free copies of these documents from Alpha or Cliffs by accessing each company’s website as indicated above.

The following letter was sent to the stockholders of Alpha Natural Resources on November 7, 2008.

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IMPORTANT REMINDER – MERGER VOTE
PLEASE VOTE YOUR PROXY TODAY

November 7, 2008

Dear Stockholder:

We have previously mailed you proxy materials in connection with the Special Meeting of Stockholders of Alpha Natural Resources, Inc., to be held on November 21, 2008.  According to our latest records, we have not yet received your proxy for this important meeting.  Your vote is important.  Telephone and Internet voting are available for your convenience.

At the special meeting, stockholders are being asked to consider and vote upon a proposal to adopt the merger agreement under which Alpha Natural Resources would be acquired by Cliffs Natural Resources Inc. If the merger agreement is adopted and the merger is completed, you will be entitled to receive .95 of a common share of Cliffs Natural Resources Inc. and $22.23 in cash for each share of Alpha Natural Resources common stock owned by you at the consummation of the merger.  As of the close of trading on November 6, 2008, this entitlement represents a premium of 90.3% over the trading price of Alpha Natural Resources.

LEADING PROXY ADVISORY FIRMS RECOMMEND
A VOTE “FOR” THE MERGER

PROXY Governance, Inc. and Egan-Jones Proxy Services, two of the leading, independent proxy advisory firms that advise institutional investors, have published recommendations that stockholders vote FOR our merger with Cliffs Natural Resources Inc.

Consummation of the merger requires the adoption of the merger agreement by the affirmative vote of the holders of outstanding shares of Alpha Natural Resources and Cliffs Natural Resources. If you abstain or fail to vote, it will have the same effect as a vote “AGAINST” the adoption of the merger agreement.  Additionally, if the stockholders meeting of either company fails to approve the merger agreement while the stockholders meeting of the other company does approve the merger, then such company whose stockholders meeting has failed to approve will be required to pay a “no vote” termination fee of $100 million to the other party.  Accordingly, please vote your proxy today without further delay.

The Alpha Natural Resources board of directors recommends that Alpha Natural Resources stockholders vote “FOR” the adoption of the merger agreement and “FOR” the adjournment or postponement of the special meeting, if necessary or appropriate, to solicit additional proxies.

If you have any questions or need assistance voting your proxy, please call D. F. King & Co., Inc., which is assisting us, toll-free at (888) 887-0082.

Thank you for voting and for your cooperation and continued support.

/s/ Michael J. Quillen
Michael J. Quillen
Chairman and Chief Executive Officer
Alpha Natural Resources, Inc.